UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on remuneration to shareholders

—

Rio de Janeiro, May 11, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors (BoD), at a meeting held today, approved the payment of shareholder remuneration in the amount of R$ 1.893577 per outstanding common and preferred share, as anticipation for 2023, declared based on the balance sheet of March 31, 2023.

Additionally, the BoD determined that the Board of Executive Officers prepare a proposal to adjust the Strategic Planning in progress and improve the Petrobras Shareholders' Remuneration Policy, including the possibility of repurchasing shares, and submit these matters for deliberation by the BoD before the end of July 2023.

The approved shareholder remuneration is in line with the current Shareholder Remuneration Policy, which provides that in case of gross debt below US$ 65 billion, Petrobras may distribute to its shareholders 60% of the difference between operating cash flow and acquisitions of fixed and intangible assets (investments).

The approval of the proposed shareholder remuneration is compatible with the company's financial sustainability.

The shareholder remuneration will be paid in two installments in June and July, as follows:

Amount to be paid: R$ 1.893577 per common and preferred share outstanding, whereby:

(i) the first installment, in the amount of R$ 0,946788 per outstanding common and preferred share, will be paid on August 18, 2023.

(ii) the second installment, in the amount of R$ 0,946789 per common and preferred share, will be paid on September 20, 2023.

Record date: June 12, 2023 for holders of Petrobras shares traded on B3 and June 14, 2023 for ADR holders traded on New York Stock Exchange (NYSE). Petrobras shares will be traded ex-dividends on B3 and NYSE as of June 13, 2023.

Payment date: For holders of Petrobras shares traded on B3, first payment will be made on August 18, 2023 and second payment will be made on September 20, 2022. ADR holders will receive payments starting on August 25, 2023 and September 27, 2023, respectively.

Form of distribution: The first installment of payment will be made as follows: (a) dividends, of R$ 0.278179 per outstanding common and preferred share; and (b) interest on equity of R$ 0.668609 per outstanding common and preferred share. The second installment will be paid in full as dividends.

It is important to note that these proceeds will be deducted from the dividends to be approved at the 2024 Annual General Meeting for the 2023 fiscal year, with their values being readjusted by the Selic rate from the date of payment of each installment until the end of the current fiscal year for calculation purposes of the deduction.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer